Contact

www.linkedin.com/in/david-h-nguyen-ph-d-55063217 (LinkedIn)

Top Skills

Cell Biology

Breast Cancer

Genetics

Languages

Vietnamese

Publications

Tips for Interpreting Gene or Protein Interaction Networks

Genetic background modulates lincRNA-coordinated tissue response to low dose ionizing radiation

Click on this link for list of journal publications.

David H. Nguyen, Ph.D.

CEO at BrainScanology | Top 50 CEOs in HealthTech 2022

Berkeley, California, United States

Summary

Startup: www.BrainScanology.com

Lab: www.TSG-Lab.org | GitHub: https://github.com/dh2nguyen |

Areas of Interest:

Computational Biology
(1) Neuroscience. Machine learning models to classify and predict early onset of neurological disorders.
(2) Cancer Biology. Developing image analysis algorithms for measuring order and disorder in tumors.

Education
(1.) Training young people to be conscientious about social injustice and what they can do about it.
(2.) Bringing educational resources to students in under-served communities.

Books

Systems Biology of Tumor Physiology: Rethinking the Past, Defining the Future
Springer Science + Business Media, New York (2016)

Tips for Interpreting Gene or Protein Interaction Networks
Self-Published/Kindle Direct Publishing (2014)

Tips for Surviving Graduate & Professional School
Self-Published/Kind Direct Publishing (2014)

Experience

BrainScanology
Co-Founder & CEO
November 2019 - Present (2 years 11 months)
Berkeley, California, United States

Creating the best shape analysis software in the world — no need to measure area or volume! Analyzing brain MRIs to inform people of their probability of bipolar disorder, schizophrenia, and Alzheimer's.

Next Level Prep
Founder
September 2019 - Present (3 years 1 month)
Walnut Creek, California, United States

Self-Paced, Online Career Skills Courses. 1-on-1 workshops on biomedical research and data science for high school and college students.

Environmental & Medical Fallout Task Force - Aliso Canyon Gas Blowout
Chair
June 2018 - Present (4 years 4 months)

Lead a group of scientists and physicians studying health problems of 80,000 natural gas poisoning victims in the San Fernando Valley of California.

Berkeley SkyDeck
Member
October 2020 - March 2021 (6 months)

HotDesk Incubator at Berkeley SkyDeck

FORM+FUND Tech Startup Program @Berkeley
Fellow
February 2020 - April 2020 (3 months)
Berkeley, California

Preparing to Apply to Startup Incubators

Cancer InCytes Magazine
Editor-in-Chief (Inactive)
April 2012 - April 2020 (8 years 1 month)

Oversee content, vision, collaborations, and marketing for the e-magazine.

Cancer InCytes is a public health & social justice e-magazine that discusses the healthcare needs of disadvantaged populations.

www.CancerInCytes.org

Stanford University
Visiting Scholar
November 2018 - October 2019 (1 year)

Department of Radiology. I develop image analysis algorithms to improve diagnostics.

ThinkTank Learning, Inc
4 years 3 months

Senior Education Consultant
October 2018 - August 2019 (11 months)

VIP Education Consultant
February 2018 - September 2018 (8 months)
San Francisco Bay Area

Coach high school students toward academic excellence.

Senior Education Consultant for Premier Services
January 2017 - January 2018 (1 year 1 month)
San Francisco Bay Area

Coach high school students on becoming leaders, change-makers, and inventors who get into top-tier universities.

Senior Education Consultant
August 2016 - December 2016 (5 months)

Advise on, guide, and craft the pathway for high school students to get into the college of their dreams, all the while teaching them to be socially conscientious people.

Education Consultant
June 2015 - August 2016 (1 year 3 months)

Advise on, guide, and craft the pathway for high school students to get into the college of their dreams, all the while teaching them to be socially conscientious people.

National Association for College Admission Counseling
Member
March 2018 - February 2019 (1 year)

Rocky Mountain College of Art + Design (RMCAD)
Online Instructor
2015 - 2019 (4 years)

Biology

Berkeley Lab
Scientist (Affiliate) - Molecular Biophysics & Integrated Bioimaging
Division
January 2015 - July 2018 (3 years 7 months)
San Francisco Bay Area

Southern California University of Health Sciences
Instructor in Biology
2014 - 2015 (1 year)

Lecturer in Biochemistry, Microbiology, General Biology.

University of San Francisco
Adjunct Faculty - Dept. of Biology
January 2014 - December 2014 (1 year)

ThinkTank Learning, Inc
Teacher and Tutor
August 2013 - August 2014 (1 year 1 month)

Biology. Chemistry.

Demand Media
Science Writer
July 2013 - July 2014 (1 year 1 month)

Write short essay answers to biology and chemistry questions that people

have searched for on search engines.

What is the main focus of physiology?

What can affect chemistry results?

What is a byproduct in biology?.

See my work at http://www.d-hh-nguyen.com/#!articles/c10f8

Lawrence Berkeley National Laboratory
3 years

Affiliate Scientist
2013 - 2014 (1 year)

Transcriptomic studies for mechanistic insights into carcinogen-induced cancer during puberty. And, etiology and treatment of breast cancer molecular subtypes.

Post-Doctoral Fellow
May 2011 - April 2013 (2 years)

Investigating mechanisms of the in vivo tumor microenvironment in mediating sporadic or carcinogen-induced breast cancer progression.

UC Berkeley
PhD Student
2006 - 2011 (5 years)

Dissertation: Stromal modulation of radiation carcinogenesis in breast cancer.

UC Berkeley
Undergraduate
2001 - 2005 (4 years)

Major: Molecular and Cell Biology, Emphasis in Cell and Developmental Biology

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Education

University of California, Berkeley
Ph.D., Endocrinology · (2006 - 2011)

University of California, Berkeley
Bachelor of Arts (B.A.), Molecular & Cell Biology · (2001 - 2005)